UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC File Number 001-34709

FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP Number 37946S107

(Check One):  [  ]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [X]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended:  June 30, 2013

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Global Geophysical Services, Inc.
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	13927 South Gessner Road
City, State and Zip Code:	Missouri City, Texas 77489

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2013, within the prescribed time period because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense.  The registrant expects to file its Quarterly Report on Form 10-Q as soon as practicable, and in no event later than the fifth calendar day following the prescribed due date.

Part IV – Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Brett Lamensky	(713)	808-7262
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release dated August 5, 2013, and included as Exhibit 99.1 to a Form 8-K that was filed as of August 6, 2013, the registrant reported results of operations for the three months ended June 30, 2013.  In the press release, the registrant reported decreases, in the three months ended June 30, 2013 as compared to the corresponding period in 2012, in (a) revenues (decrease to $63.4 million from $97.4 million), (b), income (loss) from operations (decrease to loss of $12.6 million from income of $13.3 million), (c) net income (loss) attributable to common shareholders (decrease to loss of $15.8 million from income of $2.5 million), and (d) net income (loss) per share attributable to common shareholders (decrease to loss of $0.42 from income of $0.07).

SIGNATURE

Global Geophysical Services, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL GEOPHYSICAL SERVICES, INC.

By: /s/ P. Mathew Verghese
P. Mathew Verghese
Senior Vice President and Chief Financial Officer

Date: August 12, 2013